UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

TECUMSEH PRODUCTS COMPANY

(Name of Subject Company)

TECUMSEH PRODUCTS COMPANY

(Name of Person Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

878895309

(CUSIP Number of Class of Securities)

Harold M. Karp

President and Chief Executive Officer

5683 Hines Drive

Ann Arbor, Michigan 48108

(734) 585-9487

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Patrick T. Duerr

Honigman Miller Schwartz and Cohn LLP

2290 First National Building

660 Woodward Avenue

Detroit, Michigan 48226-3506

(313) 465-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on August 24, 2015 (together with any amendments and supplements thereto, the “Schedule 14D-9”) by Tecumseh Products Company, a Michigan corporation (the “Company” or “Tecumseh”). This Schedule 14D-9 relates to the tender offer by MA Industrial Sub Inc., a Michigan corporation (“Sub”) and a wholly owned subsidiary of MA Industrial JV LLC, a Delaware limited liability company (“Parent”), which is owned by DENO Investment Company II, Inc., a Michigan corporation and wholly owned subsidiary of Mueller Industries, Inc., a Delaware corporation (together, with DENO Investment Company II, Inc., “Mueller”) and Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP, each a Delaware limited partnership and affiliate of Atlas FRM LLC, a Delaware limited liability company (d/b/a Atlas Holdings LLC, “Atlas Holdings LLC,” and together with Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP, “Atlas”), to purchase all of the outstanding common shares, no par value (the “Shares”), at a price of $5.00 per Share, net to the seller in cash without interest and less any required withholding taxes (such price, referred to herein as the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 21, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Sub with the Securities and Exchange Commission (the “SEC”) on August 21, 2015 as amended thereafter. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated by reference herein. For purposes of this Schedule 14D-9, references to “Mueller Atlas” include MA Industrial JV LLC, Atlas Capital Resources II LP, Atlas Capital Resources (P) II LP, DENO Investment Company II, Inc. and Mueller Industries, Inc. and their respective subsidiaries, unless otherwise noted.

The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1	through 8.

Items 1 through 8 are hereby amended and supplemented to include the following:

“At midnight, New York City time, at the end of the day on September 18, 2015, the Offer expired as scheduled and was not extended. Sub was advised by the Depositary that, as of the Expiration Time, a total of 16,399,431 Shares (excluding Shares delivered pursuant to notice of guaranteed delivery procedures) were validly tendered in, and not withdrawn from, the Offer, representing approximately 88.34% of the outstanding Shares on a fully diluted basis. In addition, Notices of Guaranteed Delivery have been delivered with respect to 479,760 additional Shares, together with all other Shares validly tendered in, and not withdrawn from the Offer, representing approximately 90.93% of the outstanding Shares on a fully diluted basis. The number of Shares tendered pursuant to the Offer satisfied the Minimum Condition. Accordingly, all conditions to the Offer having been satisfied, Sub accepted for payment, and expects to promptly pay for, all Shares validly tendered in, and not withdrawn from, the Offer.

Because Sub owned more than 90% of the outstanding Shares subsequent to the completion of the Offer, pursuant to the Merger Agreement, on September 21, 2015, Sub merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent, pursuant to the terms of the Merger Agreement and without a meeting of shareholders of the Company in accordance with Section 711 of Act 284, Public Acts of 1972 (the “MBCA”). At the effective time of the Merger (the “Effective Time”), each Share that was outstanding immediately prior to the Effective Time (other than Shares owned by the Company or its wholly owned subsidiaries or Parent or any of its subsidiaries) was cancelled and converted into the right to receive cash in an amount equal to the Offer Price, without interest. In addition, at the Effective Time, each issued and outstanding share of Sub capital stock was converted into and became one fully paid and non-assessable share of common stock no par value, of the surviving corporation.

Following the Merger, all Shares will be delisted and cease to trade on the NASDAQ. Parent intends to take steps to cause termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

The press release announcing the expiration and results of the Offer, issued on September 21, 2015, is attached as Exhibit (a)(19) hereto, and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit Number	Description

(a)(19)	Press Release issued by Parent on September 21, 2015 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO of MA Industrial Sub Inc. and MA Industrial JV LLC filed with the SEC on August 21, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tecumseh Products Company

By:	/s/ Janice E. Stipp
Name:	Janice E. Stipp
Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

Dated: September 21, 2015

INDEX TO EXHIBITS

The Index to Exhibits of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit Number	Description

(a)(19)	Press Release issued by Parent on September 21, 2015 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO of MA Industrial Sub Inc. and MA Industrial JV LLC filed with the SEC on August 21, 2015).

Index-1